# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IAC Inc., CIK 0001800227
CUSIP: 44891N208
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001104659-20-123587
Filed by CIK 0001442083
Persons authorized to receive notices and communications: Marc Trevino, Esq., 125 Broad Street, Sullivan & Cromwell LLP, New York, New York (NY), 10004, (212) 558-4239

## Reporting persons
- Joseph M. Levin (CIK 0001442083): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,021,686; shared voting power 0; sole dispositive power 1,021,686; shared dispositive power 0; aggregate amount beneficially owned 1,021,686 (1.3% of the class)
  Comment: This amended statement on Schedule 13D/A relates to the common stock, par value $0.0001 (the "Common Stock"), of IAC Inc. ("IAC" or the "Company"). The Report on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") by Mr. Levin on November 5, 2020 and amended on June 9, 2021 (the "Levin Schedule 13D"), is hereby amended and supplemented to include the information set forth in this amended statement on Schedule 13D/A. This amended statement on Schedule 13D/A constitutes Amendment No. 2 to the Levin Schedule 13D ("Amendment No. 2"). Capitalized terms not defined herein have the meanings given to such terms in the Levin Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: IAC Inc.
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Comment:
The information contained in Item 1 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

This Amendment No. 2 on Schedule 13D/A relates to the Common Stock of IAC, the principal executive offices of which are located at 555 West 18th Street, New York, NY 10011.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 2 on Schedule 13D/A, Mr. Levin beneficially owns (A) 321,686 shares of Common Stock directly and (B) 700,000 shares of Common Stock vested underlying stock options held directly by Mr. Levin, in each case, over which Mr. Levin has sole investment power and sole voting power.

Assuming the exercise of stock options to purchase 700,000 shares of Common Stock (even if out-of-the-money) held by Mr. Levin, Mr. Levin may be deemed to beneficially own approximately 1.3% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). The foregoing percentage ownership information is based on 80,479,073 shares of Common Stock outstanding as of November 8, 2024, as set forth in IAC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, which was filed with the Commission on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except as described herein, Mr. Levin has not effected any transactions in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Levin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Levin.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein (see Item 6), January 13, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 13, 2025, Mr. Levin and IAC entered into an employment transition agreement, dated January 13, 2025 (the "ETA"). Pursuant to the ETA, Mr. Levin has agreed to transition out of his role as Chief Executive Officer of the Company and will resign from the IAC board of directors, in each case, effective upon the first to occur of the completion of the proposed separation of Angi Inc. from the Company and May 31, 2025.

Pursuant to the ETA, the Voting Agreement was terminated, and the 3,000,000 Restricted Shares were cancelled and forfeited by Mr. Levin, in each case, as of January 13, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information contained in Item 7 of the Levin Schedule 13D is hereby amended to read in its entirety as follows:

1. Employment Transition Agreement, dated as of January 13, 2025, by and between IAC Inc. and Joseph Levin (filed as Exhibit 10.1 to IAC Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2025, and incorporated herein by reference).

## Signatures
- Joseph M. Levin: /s/ Joseph M. Levin, Joseph M. Levin (01/16/2025)